UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") dated May 31, 2012: Star Bulk Carriers Corp. Reports Financial Results for the First Quarter Ended March 31, 2012 and Declares Quarterly Dividend of $0.015 per Share.

This report on Form 6-K, except for the sections entitled "Spyros Capralos, President and CEO of Star Bulk, commented" and "Simos Spyrou, Chief Financial Officer of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2012

AND DECLARES QUARTERLY DIVIDEND OF $0.015 PER SHARE

ATHENS, GREECE, May 31, 2012 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.015 per outstanding share of the Company's common stock for the three months ended March 31, 2012. The dividend is payable on or about June 20, 2012, to shareholders of record as of June 13, 2012. The Company also announced today its unaudited financial and operating results for the first quarter ended March 31, 2012.

For the quarter ended March 31, 2012, Star Bulk reported a marginally positive net income of $0.1 million or $0.001 earnings per share, compared to $1.7 million or $0.03 earnings per share during the same period in 2011.

Excluding non-cash items, net income for the first quarter of 2012 amounted to $6.0 million or $0.07 earnings per basic and diluted share.

Spyros Capralos, President and CEO of Star Bulk commented: "We are pleased to be reporting a profitable quarter amid such adverse market conditions.

During the first quarter of 2012 we sold one of our oldest vessels, the Star Ypsilon for a contracted price of $9.13 million. The majority of net sale proceeds were utilized to repay a portion of our outstanding debt, further strengthening our balance sheet.

We also received a cash payment of $5.73 million and fuel oil valued at $0.72 million as compensation for the early redelivery of the Star Sigma, an amount which had an important contribution to this quarter's financial results of Star Bulk.

Furthermore, taking advantage of the extension of the share repurchase plan, we have repurchased and retired 725,957 at an average gross price of $0.984. We intend to continue acquiring Star Bulk's common shares in the open market whenever we believe it would be most beneficial for our investors.

Our long-term outlook for the dry bulk industry remains positive as we move past this year's imbalanced supply growth. In 2012 we expect shipyards to hit a record high in new vessel deliveries. The majority of our Capesize vessels are chartered at above-market levels and to major reputable charterers and thus insulated from the current adverse freight environment for this type of vessels. We believe that demand for dry bulk commodities from major developing countries will continue its growth for the remainder of this decade. We believe that Star Bulk is one of the better-positioned companies in the dry bulk space that can overcome the challenge of low freight rates due to our operational efficiency."

Simos Spyrou, Chief Financial Officer of Star Bulk commented: "As of today, our outstanding debt amounts to $243.1 million with $17.0 million in principal repayment due for the remainder 2012. The Company has no newbuild capital expenditure and no scheduled balloon payments up until the fourth quarter of 2016. Our cash position stands today at $42 million and we are compliant with all our loan covenants.

Despite the fact that our average vessel size for the first quarter 2012 increased by 28% in DWT terms compared to the same period last year, our daily operating expenses increased by 8%, from $5,169 to $5,582.

Even though the average number of our employees was higher in the first quarter 2012 compared to the calendar year 2011, annualized general and administrative expenses excluding one-off severance payments and share incentive plans have been reduced by around 10%.

I believe Star Bulk is among the healthiest and most efficient dry bulk shipping companies and that it will manage in these challenging times to find opportunities to optimize its operations and grow."

Fleet Profile (As of May 31, 2012)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,546	2011
Star Sigma	Capesize	184,403	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Total	14	1,475,005

First Quarter 2012 and 2011 Results

For the quarter ended March 31, 2012, total voyage revenues amounted to $27.9 million compared to $29.5 million for the quarter ended March 31, 2011. The total voyage revenues for the quarter ended March 31, 2012 are affected by the vessel's Star Polaris grounding which resulted an off-hire period of 44 days equating to a $0.7 million loss of revenue. Operating income amounted to $2.2 million for the quarter ended March 31, 2012 compared to operating income of $2.6 million for the quarter ended March 31, 2011. Net income for the first quarter of 2012 amounted to $0.1 million or $0.001 earnings per share calculated on 80,224,019 weighted average number of shares, basic and diluted. Net income for the first quarter of 2011 amounted to $1.7 million or $0.03 income per share calculated on 63,364,120 and 63,411,095 weighted average number of shares basic and diluted, respectively.

The first quarter of 2012 net income figure includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million or $0.02 per basic and diluted share, associated with time charters attached to vessels acquired in 2011, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $1.3 million or $0.02 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

•

Loss on sale of vessel of $3.0 million or $0.04 per basic and diluted share in connection with the sale of vessel Star Ypsilon.

•

An unrealized gain of $0.1 million or $0.001 per basic and diluted share associated with the mark to market valuation of the Company's derivatives.

Excluding these items, net income for the first quarter of 2012 would amount to $6.0 million or $0.08 earnings per basic and diluted share.

The first quarter of 2011 net income figure includes the following non-cash items:

•

Net income of $0.5 million or $0.008 per basic and diluted share, respectively, representing write off of remaining balance of deferred revenue related to fair value of below market acquired time charters attached to vessels acquired due to early re-delivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenue and $0.3 million is included under Gain on time charter agreement termination.

•

Expenses of $0.1 million or $0.002 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to employees.

Excluding these items, net income for the first quarter of 2011 would amount to $1.3 million or $0.02 earnings per basic and diluted share.

Adjusted EBITDA for the first quarter of 2012 and 2011 excluding the above items was $17.9 million and $14.2 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 14.7 and 11.0 vessels were owned and operated during the first quarter of 2012 and the first quarter of 2011, respectively, earning an average Time Charter Equivalent, ("TCE") rate of $16,841 per day and $23,252 per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the quarter ended March 31, 2012 operating expenses and dry-docking expenses totaled to $7.6 million compared to $6.0 million for the same period of 2011. This increase is mainly due to the fact that the average number of vessels increased to 14.7 during the three months ended March 31, 2012 compared to 11.0 during the same period in 2011.

Voyage expenses increased to $8.7 million for the quarter ended March 31, 2012 from $6.6 million for the quarter ended March 31, 2011. If we exclude the expense for chartering-in a third party vessel to serve a shipment under a Contract of Affreightment (COA) amounting to $4.0 million and $6.6 million for the quarter ended March 31, 2012 and 2011 respectively, due to fewer shipment days in first quarter of 2012 compare to same period of 2011, the increase in voyage expenses would amount to $4.7 million. This increase was due to the fact that during the three months ended March 31, 2012 our vessels were under three voyage charter agreements while during the three months ended March 2011 none of our vessel was under voyage charter agreement. The revenue earned from the respective voyage charter agreements was $10.5 million.

General and administrative expenses decreased by $1.0 million, to $3.2 million during the quarter ended March 31, 2012 compared to $4.2 million during the quarter ended March 31, 2011.This decrease in the general and administrative expenses is mainly due to the non-recurring severance payment, to Mr. Tsirigakis, our former Chief Executive Officer and President, in the first quarter of 2011 , pursuant to the terms of his employment and consultancy agreements with the Company offset by higher stock based compensation expense during the three months ended March 31, 2012 compare to the same period in 2011.

Gain on time charter agreement termination totaled $6.5 million for the three months ended March 31, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. Gain on time charter agreement totaled $1.9 million for the three months ended March 31, 2011 consisted of $1.2 million cash compensation in connection to early redelivery of vessel Star Omicron by its previous charterer and $0.6 non-cash gain in connection to vessel's Star Cosmo early redelivery by its previous charterer, which relates to the write off of both the unamortized fair value of below market acquired time charter on the respective vessels' redelivery date and the deferred revenue from the terminated time charter contract.

Loss on sale of vessel of $3.2 million represents a loss on sale of the vessel Star Ypsilon during the quarter ended March 31, 2012. No loss on sale of vessel was recorded during the three months ended March 31, 2011.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the quarters ended March 31, 2012 and 2011, was $12.1 million and $9.5 million, respectively. Cash flows generated by the operation of our fleet increased mainly due to the fact that we received an amount of $5.7 million, as compensation for the early redelivery of the vessel Star Sigma from its previous charterer. If we exclude this non-recurring compensation, the net cash provided by operating activities would have been decreased due to lower average TCE rates, (see "Summary of Selected Data" below) as a result of the decline in the prevailing freight rate environment. For the three months period ended March 31, 2012 the Company earned $16,841 TCE rate per day compared to $23,252 TCE rate per day for the three months period ended March 31, 2011.

Net cash provided by investing activities for the quarter ended March 31, 2012 was $10.7 million. Net cash used in investing activities for the quarter ended March 31, 2011 was 19.0 million. For the quarter ended March 31, 2012, net cash provided by investing activities consisted of the proceeds from sale of the Star Ypsilon amounting to $8.1 million, a net decrease of $2.0 million in restricted cash and insurance proceeds amounting to $0.6 million. Net cash used in investing activities for the quarter ended March 31, 2011, was primarily due to installments related to the Company's two newbuildings the Star Borealis and the Star Polaris amounting to $22.0 million and offset by a net decrease in restricted cash amounting to $3.0 million.

Net cash used in financing activities for the quarter ended March 31, 2012 was $17.5 million. Net cash provided by financing activities for the quarter ended March 31, 2011 was $9.0 million. For the quarter ended March 31, 2012, net cash used in financing activities consisted of loan installment payments amounting to $16.0 million, cash dividend payments of $1.2 million, and $0.3 million paid for the repurchase of 319,413 shares under the terms of the existing share re-purchase plan. For the quarter ended March 31, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $8.6 million, cash dividend payments of $3.2 million, financing fees amounting $0.6 million offset by proceeds from a new loan facility amounting to $21.4 million, which relates to the acquisition of the Company's two newbuildings the Star Borealis and the Star Polaris.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	Quarter ended	Quarter ended
	March 31, 2012	March 31, 2011
Average number of vessels(1)	14.7	11.0
Number of vessels (as of the last day of the periods reported)	14	11
Average age of operational fleet (in years) (2)	10.1	10.6
Ownership days (3)	1,342	990
Available days (4)	1,342	978
Voyage days for fleet (5)	1,236	976
Fleet utilization (6)	92.1%	99.8%
Average per-day TCE rate (7)	16,841	23,252

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at March 31, 2012 and 2011, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Quarter ended March 31, 2012	Quarter ended March 31, 2011

Revenues:
Voyage Revenues	27,937	29,507
Management Fee Income	68	-

Expenses:
Voyage expenses	(8,705)	(6,634)
Vessel operating expenses	(7,491)	(5,118)
Dry-docking expenses	(96)	(841)
Depreciation	(9,771)	(11,940)
Management fees	-	(54)
Gain on derivative instruments	64	-
General and administrative expenses	(3,203)	(4,156)
Gain on time charter agreement termination	6,454	1,871
Loss on sale of vessel	(3,162)	-
Other operational gain	140	-
Operating income	2,235	2,635

Interest and finance costs	(2,164)	(1,119)
Interest income	23	162
Total other expenses, net	(2,141)	(957)

Net income	94	1,678

Earnings per share, basic	0.001	0.03
Earnings per share, diluted	0.001	0.03

Weighted average number of shares outstanding, basic	80,224,019	63,364,120
Weighted average number of shares outstanding, diluted	80,224,019	63,411,095

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	March 31, 2012	December 31, 2011
Cash and restricted cash(*)	23,676	19,231
Other current assets	9,895	12,166
TOTAL CURRENT ASSETS	33,571	31,397

Fixed assets, net	617,621	638,532
Restricted cash(*)	24,124	25,524
Fair value of above market acquired time charter	19,116	20,699
Other non-current assets	1,640	1,776
TOTAL ASSETS	696,072	717,928

Current portion of long-term debt	31,998	34,674
Other current liabilities	11,711	17,480
TOTAL CURRENT LIABILITIES	43,709	52,154

Long-term debt	218,115	231,466
Other non-current liabilities	126	95
TOTAL LIABILITIES	261,950	283,715

STOCKHOLDERS' EQUITY	434,122	434,213

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	696,072	717,928

(*) As of March 31, 2012 we had $47,800 thousands in cash which included $20,273 thousands free cash and $27,527 thousands restricted cash. Restricted cash consisted of $13,527 deposited in pledged accounts and of $14,000 thousands minimum liquidity required by Company's loan agreements.

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2012	Quarter ended March 31, 2011

Net cash provided by operating activities	12,063	9,494

Net cash provided by/ (used in) investing activities	10,681	(18,971)

Net cash (used in)/provided by financing activities	(17,543)	9,026

EBITDA and Adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts, non-cash gain or loss related to early time charter termination, non-cash gain or loss related to sale of vessel, change in fair value of derivatives and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following unaudited table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2012	Quarter ended March 31, 2011

Net cash provided by operating activities	12,063	9,494
Net (decrease)/ increase in current assets	(2,014)	5,181
Net decrease/ (increase) in operating liabilities, excluding current portion of long term debt	5,687	(1,322)
Amortization of fair value of above/below market acquired time charter agreements	(1,584)	452
Other non-cash charges	(31)	2
Amortization of deferred finance charges	(136)	(77)
Stock – based compensation	(1,331)	(112)
Change in fair value of derivatives	82	-
Total other expenses, net	2,141	957
Loss on sale of vessel	(3,011)	-
Gain from Hull & Machinery claim	140	-
EBITDA	12,006	14,575
Less:
Amortization of fair value of below market acquired time charter agreements	-	(452)
Change in fair value of derivatives	(82)	-
Plus:
Amortization of fair value of above market acquired time charter agreements	1,584	-
Stock – based compensation	1,331	112
Loss on sale of vessel	3,011	-
Adjusted EBITDA	17,850	14,235

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results today, Thursday, May 31, 2012, at 11:00 a.m. Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until June 7, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fourteen dry bulk carriers. The total fleet consists of six Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,475,005 deadweight tons. The average age of our current operating fleet is approximately 10.1 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: June 1, 2012	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President